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                                                CARPENTER

                                                Carpenter Technology Corporation
                                                P.O. Box 14662
                                                Reading, Pennsylvania 19612-4662

                                                Contact:    Robert J. Dickinson
                                                            Treasurer
                                                            (610) 208-2165

IMMEDIATE RELEASE


                         CARPENTER TECHNOLOGY COMPLETES
                          FINANCING FOR ACQUISITION OF
                               TALLEY INDUSTRIES

     Reading, PA (October 23, 1997)--Carpenter Technology Corporation (NYSE:CRS) has completed arrangements for financing the acquisition of Talley Industries, Inc. (NYSE:TAL). Carpenter has increased its unsecured revolving credit agreement with four banks to $400 million. Mellon Bank, N.A., acted as syndication agent for the increase in the revolving credit agreement. CoreStates Bank, N.A., also participated significantly in the revolving credit agreement.
     As announced on September 26, 1997, Carpenter has initiated an all-cash tender offer for all outstanding shares of common and preferred stock of Talley at a price of $12.00 per share of common stock, $11.70 per share of Series A convertible preferred stock and $16.00 per share of Series B $1 cumulative convertible preferred stock. The aggregate cost of the tender offer is approximately $185 million, which will be financed by the amended credit agreement. The amended credit agreement will also be used to back up Carpenter's outstanding commercial paper, to fUnd other previously announced acquisitions and to meet other short-term cash requirements.
     Carpenter and Talley are proceeding as quickly as possible to conclude the tender offer which expires at midnight on October 30, 1997. As announced on October 20, 1997, Carpenter and Talley received a request from the U.S

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Department of Justice for additional information under the provisions of the
Hart-Scott-Rodino Antitrust Improvements Act of 1976. Carpenter and Talley are proceeding as quickly as possible to comply with the Department of Justice request.
     Carpenter Technology Corporation, headquartered in Reading, Pennsylvania, maNufactures and distributes high performance alloys such as specialty steel and titanium, and various engineered products. For the quarter ended September 30, 1997, the first quarter in fiscal year 1998 (ended June 30, 1998), Carpenter had sales of $249.5 million, net income of $17.1 million and earnings per share on a primary basis of $.85.

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